Exhibit 99.1

January 25, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding Equity Issuance by its Consolidated Subsidiary, First Capital Realty Inc.

The Company is pleased to report that on January 23, 2015, First Capital Realty Inc. (“FCR”), a company whose financial statements are consolidated into those of the Company and whose shares are traded on the Toronto Stock Exchange, announced an issuance of 3,800,000 ordinary shares in Canada at price of C$ 19.80 per share, for a total of approximately C$ 75 million. FCR provided the underwriters of the offering with an over-allotment option lasting three days to purchase up to 570,000 additional ordinary shares at the offering price, which, should it be exercised, would increase the size of the total offering to approximately C$ 86.5 million. The Company is not participating in the offering.

As a result of the offering (and on the assumption that FCR will offer the full amount but the over-allotment option will not be exercised), the Company will own directly and through wholly-owned subsidiaries ordinary shares in FCR representing approximately 43.44% of its issued share capital (approximately 39.30% on a fully-diluted basis) instead of approximately 44.21% (approximately 39.93% on a fully-diluted basis). The offering will not have a material impact on the equity attributable to the equity holders of the Company.

Another immediate report will be published upon completion of the offering.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.